

June 18, 2014

<u>Via E-mail</u>
Robert Wilson
Chief Executive Officer
On the Move Systems Corp.
3001 North Rocky Point Drive East, Suite 200
Tampa, Florida 33607

   Re: On the Move Systems Corp.
     Item 4.02 Form 8-K
     Filed June 16, 2014
     File No. 333-168530

Dear Mr. Wilson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing we may have additional comments.

1. Please amend your filing to state whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing regarding the error and restatement.

2. Please tell us whether you intend to file restated financial statements. Tell us how, and when, you will do so. In this regard, it would be appropriate to amend your fiscal 2013 10-K with the restated fiscal 2013 and fiscal 2012 financial statements.

3. We note from the second paragraph that you continue to believe your internal controls over financial reporting and disclosure controls and procedures are effective despite this error in your financial statements. Given the significance of the error, we believe you should revise the conclusion in your fiscal 2013 10-K to state that your internal controls over financial reporting and disclosure controls and procedures were not effective. If you have since remediated the weaknesses in controls, you may disclose the remediations in your fiscal 2014 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3624.

Sincerely,

/s/ Heather Clark

Heather Clark
Staff Accountant